

Mail Stop 3561

September 26, 2007

Mr. David W. Carlson
Executive Vice President and Chief Financial Officer
GameStop Corp.
625 Westport Parkway
Grapevine, Texas 76051

> **Re:** **GameStop Corp.**
> **Form 10-K for the Fiscal Year Ended February 3, 2007**
> **Filed April 4, 2007**
> **File No. 1-32637**

Dear Mr. Carlson:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended February 3, 2007

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 27

Results of Operations, page 32

1.   We note your use of the term "merchandising algorithms" when describing your
        changes in gross margins. Please explain what merchandising algorithms
        represent and how your application of them to Electronics Boutique's used video
        games affects your gross margin. In future filings, please consider elaborating
        your discussion when using terms such as merchandising algorithms in order to
        make you discussion transparent to the average reader.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7

Note 1. Summary of Significant Accounting Policies, page F-7

Customer Liabilities, page F-9

2.   Please tell us the statement of operations line item(s) in which you classify
        breakage on unused customer liabilities and the amount of breakage recognized
        for each period presented.

Stock Options, page F-11

3.   We note that you used an estimated life of three years in calculating the fair value
        of stock options issued during fiscal 2006 under the Black-Scholes model. Please
        clarify how you determined the fiscal 2006 expected life should be considerably
        less than the six-year estimated life used in valuing your fiscal 2005 and 2004
        stock option issuances.

Stock Conversion and Stock Split, page F-14

4.   We note the conversion of your Class B common shares into Class A common
        shares on a one-for-one basis. We further note that, while outstanding, your Class
        A common shareholders were entitled to one vote and your Class B common
        shareholders were entitled to ten votes. Please tell us if any consideration was
        given to the Class B common shareholders for relinquishing their additional
        voting rights upon the conversion.

Note 16. Significant Products, page F-30

5.   We note that your "Other" product category accounts for only 17-19% of your total revenues for the fiscal years presented but represents approximately 34-36% of your overall gross profit. Considering the materiality of the "Other" product category to your gross profit, please consider expanding this category into additional product or service groups. For example, if your customer liability breakage and extended service agreement revenues have a disproportionate impact on your gross profit, we believe you should separately quantify those revenues either in this table or elsewhere in your disclosures and discuss their impact on your gross profit in MD&A.

Controls and Procedures, page 44

6.   We note your disclosure that "a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures within the Company to disclose material information otherwise required to be set forth in the Company's periodic reports." Since you designed your disclosure controls and procedures to provide reasonable assurance of achieving their objectives, please revise future filings to clearly state, if true, that your principal executive and principal financial officers concluded that your disclosure controls and procedures are effective at the reasonable assurance level. Please refer to Part II.F.4 of SEC Release No. 33-8238 for guidance.

Schedule II – Valuation and Qualifying Accounts, page 48

7.   Please clarify why you record a portion of your inventory impairments within accounts payable. Please provide illustrative journal entries to assist in our review. Since paragraph 37(c.)(1) of SFAS 141 requires the recording of finished goods inventory acquired in business combinations at estimated selling price less the sum of costs of disposal and a reasonable profit allowance, please also tell us why it appears you carried over the acquiree's inventory reserve in your fiscal 2005 acquisition.

*   *   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments. In her absence, you may direct your questions to Andrew Blume at (202) 551-3254. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief